

September 20, 2011

<u>Via E-mail</u>
Adam Kotkin
Chief Executive Officer
Apps Genius Corp.
157 Broad Street, Suite 109-C
Red Bank, NJ 07701

> **Re:** **Apps Genius Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 24, 2011**
> **File No. 333-175673**

Dear Mr. Kotkin:

We have reviewed your amended filing and the related response letter dated August 24, 2011 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 16, 2011.

<u>Cover Page</u>

1. Please update your disclosure to provide sales information regarding your common stock as of the most recent practicable date. In addition, please revise the cover page so that the cross-reference to the risk factors section is set off by prominent type or otherwise highlighted. Refer to Item 501(b)(5) of Regulation S-K.

<u>Other Expenses of Issuance and Distribution, page 29</u>

2. Please refer to prior comment 6. It appears that you have retained language indicating what expenses associated with this primary offering will and will not be borne by the selling shareholders. Consistent with our prior comment, please explain your references to selling shareholders here or, if appropriate, remove the references.

<u>Signatures</u>

3. Please revise your document so that the person serving as the sole director is identified in the signature block as a director. Note that the registration statement must be signed by the individuals representing at least a majority of your board of directors or persons performing similar functions. In addition, any person who occupies more than one

position must indicate each capacity in which he signs the registration statement. For further guidance, see Instructions 1 and 2 to Signatures of Form S-1.

Exhibits

4.   We note your statement on page 24 that you have contracted with CFO Oncall to hire Adam Wasserman as your Chief Financial Officer. Please file the CFO Oncall contract as an exhibit to your registration statement pursuant to Item 601(b)(10)(ii)(A) or advise as to why you believe this agreement is not required to be filed.

Please contact Ryan Houseal at (202) 551-3105 or the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Eric Stein, Esq.
        Anslow & Jaclin, LLP